FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                              October 28, 2002


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              2 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                      -----
Attached hereto and  incorporated by reference herein is Registrant's
 Immediate Press Release as follows:

                     (i) Release, dated October 23, 2002, entitled "VocalTec
                                Announces Third Quarter Results".

                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)

                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer

Dated: October 28, 2002